United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2007

Companhia Vale do Rio Doce

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-        .)

Companhia Vale do Rio Doce

Exhibit	Exhibit No.

Indenture, among Vale Capital Limited, Companhia Vale do Rio Doce and The Bank of New York, dated as of June 25, 2007.	99.1

First Supplemental Indenture, among Vale Capital Limited, Companhia Vale do Rio Doce, and The Bank of New York, dated as of June 25, 2007.	99.2

Second Supplemental Indenture, among Vale Capital Limited, Companhia Vale do Rio Doce, and The Bank of New York, dated as of June 25, 2007.	99.3

Terms Agreement, entered by and among Vale Capital Limited, Companhia Vale do Rio Doce and The Bank of New York, dated June 19, 2007, incorporating by reference therein the Underwriting Agreement Basic Provisions.	99.4

Form of Global Note due 2010 and Form of Global Note due 2010 (incorporated by reference to Exhibit 99(B) of the Registration Statement (File No. 001-15030) of Companhia Vale do Rio Doce on Form 8-A filed on June 25, 2007).

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-143857; and the Registration Statement on Form F-3 of Vale Capital Limited, File No. 333-143857-01.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: June 25, 2007	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa Chief Financial Officer